

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2017

Anthony Harrelson
Chief Executive Officer
Axium Pharmaceuticals, Inc.
265 Eastchester Drive, Suite 133
High Point, NC 27262

> **Re: Axium Pharmaceuticals Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 30, 2017**
> **File No. 333-220076**

Dear Mr. Harrelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2017 letter.

Amendment No. 3 to Registration Statement on Form S-1

Summary, page 1

1.   We acknowledge your revised disclosures in response to prior comment 1. However, your Summary section continues to include details, such as those regarding your provisional patent, employees and property that should be re-located to your Business discussion. Please revise accordingly. In addition, we note that you have added certain disclosure, such as information regarding Section 505(b)(2), to a section that is between your risk factors. Please revise your filing so that all the risk factors are discussed in one section immediately after the Summary. Refer to Item 503(c) of Regulation S-K for

Anthony Harrelson
Axium Pharmaceuticals, Inc.
December 11, 2017
Page 2

guidance. In addition, please include your original disclosure regarding the total expected duration and costs of your product development in your Summary.

Our management controls a large block of our common stock. . ., page 21

2. We note that your recently-filed certificate of designations states that your CEO must approve all corporate transactions since he owns 100% of the outstanding preferred stock. Please revise your risk factor to disclose his ownership of all the currently outstanding preferred stock, the conversion rate of the preferred stock, and that he must approve all corporate transactions. Please also describe here and in your Description of Capital Stock section the voting rights for the preferred stock so that it is clear why your CEO currently must approve all corporate transactions due to his ownership of the preferred stock.

Use of Proceeds, page 25

3. We acknowledge your revised disclosures in response to prior comment 5, and refer to your statements that you will have sufficient funds to commercialize intranasal lorazepam if you receive the maximum or 50% of the offering amount whether or not you receive the orphan drug designation. You also state that if you only receive 10% of the offering amount and do not receive the orphan designation, then you will need to also borrow approximately $2.5 million in order to commercialize your product. However, we note that on page 5, you state that you will need approximately $5 million for the next 12 months, and on page 18, you state that your estimated cost of the clinical trials program is approximately $13 million, and that pre-clinical studies will take 24 to 36 months. Please reconcile your statements since it appears from these other disclosures that the total cost of commercialization exceeds your maximum offering amount.

Principal and Selling Stockholders, page 40

4. Please update the information as of a recent date. In addition, based on the certificate of designations that you have filed, it appears that a preferred stockholder may convert shares of preferred stock at any time, and your beneficial ownership table should reflect your CEO's beneficial ownership of his 5,000,000 shares of preferred stock. Please also ensure that the percentage of class owned by your CEO immediately after this offering is included in your beneficial ownership table.

Anthony Harrelson
Axium Pharmaceuticals, Inc.
December 11, 2017
Page 3

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Matheau J. W. Stout